Exhibit (a)(5)(H)

Press Contacts:
John Stewart	Charles Gold
Progress Software Corporation	DataDirect Technologies
(781) 280-4101	(703) 749-1401
jstewart@progress.com	Charles.Gold@datadirect.com
PROGRESS ANNOUNCES COMPLETION OF TENDER OFFER FOR NEON SYSTEMS
Merger with DataDirect Operating Unit to Extend Data Connectivity Leadership and Enable Mainframe
Integration for Service-Oriented Architecture (SOA) and Real-Time Event Stream Processing
Bedford, Massachusetts — January 30th, 2006 — Progress Software Corporation (Nasdaq: PRGS), a global supplier of application infrastructure software used to develop, deploy, integrate and manage business applications, today announced the successful completion of its tender offer for all outstanding shares of common stock of NEON Systems, Inc. (Nasdaq: NEON), by a subsidiary of Progress, Noble Acquisition Corp. The tender offer expired at 12:00 midnight Eastern time on Friday, January 27, 2006.
Progress has been advised by American Stock Transfer & Trust Company, the depositary for the tender offer, that 8,684,979 shares, or approximately 90.8% of NEON’s outstanding common stock, were validly tendered as of 12:00 midnight Eastern time on Friday, January 27, 2006 (including approximately 36,549 shares tendered by notice of guaranteed delivery). All shares of NEON common stock that were validly tendered and not properly withdrawn before the expiration of the offering period have been accepted for payment.
Pursuant to the previously announced definitive merger agreement between Progress and NEON dated December 19, 2005, Progress will acquire the balance of the shares of NEON common stock not tendered in the tender offer through a cash merger of Noble Acquisition Corp. with and into NEON. In the merger, holders of any remaining outstanding shares of NEON common stock will receive cash in the amount of $6.20 per share. The merger will be consummated without a vote or meeting of NEON stockholders, in accordance with Delaware law.
In connection with the acquisition, and subject to the approval of the Compensation Committee of the Board of Directors of Progress, Progress will grant inducement stock options to purchase an aggregate of up to 202,000 shares of Progress common stock. The grants will be made to approximately 30 NEON employees who are joining Progress as a result of the acquisition. The grants will be made under Progress’s 2004 Inducement Stock Plan. Each option will have a term of seven years and an exercise price equal to the closing price of the common stock on the date of grant. In general, the options will vest in equal monthly increments over 60 months beginning on the first day of the month following the date of grant, and are generally non-transferable without Progress’s approval.
About NEON
NEON Systems, Inc. (Nasdaq: NEON) — the Mainframe Integration Experts — is a leading provider of enterprise-class mainframe integration solutions, delivering the industry’s first Mainframe Services Bus (MSB) for seamless interoperability with distributed systems: Shadow RTE, which is the only unified mainframe integration platform to support the entire range of requirements for Service-Oriented Architectures (SOA) and Event-Driven Architectures (EDA) — key requirements to underpin the Real-time Enterprise. NEON’s Shadow technology is designed to reduce the complexity of mainframe integration allowing large organizations with significant commitment to mainframe systems to streamline incumbent technologies and lower total cost of ownership. NEON’s Shadow z/Services and Shadow z/Events offerings attack the emerging mainframe Web services and real-time mainframe event-driven markets and are unique in their depth and breadth of support for the requirements of such markets. With extensive mainframe integration expertise, NEON is uniquely qualified to solve the complexities of supporting new business initiatives that must integrate with critical mainframe systems. For more information on Powering the Real-time Enterprise, visit www.neonsys.com.
About Progress Software Corporation
Progress Software Corporation (Nasdaq: PRGS) is a global industry leader providing application infrastructure software for all aspects of the development, deployment, integration and management of business applications through its operating units: Progress OpenEdge Division, Sonic Software, DataDirect Technologies, and Progress Real Time Division. Headquartered in Bedford, Mass., Progress can be reached at www.progress.com or +1-781-280-4000.
DataDirect is a registered trademark of Progress Software Corporation, or one of its affiliates or subsidiaries, in the U.S. and other countries. Shadow RTE is a trademark of NEON Systems, Inc., in the U.S. and other countries. Any other trademarks or service marks contained herein are the property of their respective owners.